UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

                                             Civeo Corporation
(Name of Issuer)

                                             Common Stock, par value $0.01 per share
 (Title of Class of Securities)

                                                                                             178787107
(CUSIP Number)

Greenlight Capital, Inc.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
                                             Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Barry N. Hurwitz
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
(617) 951-8000

                                                                                          September 30, 2014
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,860,707
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,860,707
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,860,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person (See Instructions) CO, IA

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,798,222
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,798,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,798,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.6%
14	Type of Reporting Person (See Instructions) OO, HC

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,281,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,281,700
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,281,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.1%
14	Type of Reporting Person (See Instructions) PN, IA

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,516,522
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,516,522
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,516,522
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person (See Instructions) PN, IA

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,658,929
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,658,929
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,658,929
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Civeo Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”); (ii) DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”); (iii) DME Capital Management, LP, a Delaware limited partnership (“DME CM”); (iv) DME Advisors, L.P., a Delaware limited partnership  (“DME Advisors”); and (v) David Einhorn (“Mr. Einhorn” and together with Greenlight Inc., Advisors GP, DME CM and DME Advisors, the “Reporting Persons”).

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, and Greenlight Capital Offshore Partners, a British Virgin Islands partnership.  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company and for Greenlight Capital (Gold), LP, a Delaware limited partnership.  Advisors GP is the general partner of DME CM and the general partner of DME Advisors, the investment manager for a managed account.  Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, DME CM and DME Advisors.  The shares of Common Stock reported herein are held for the account of the private investment funds and managed account described above (collectively, the “Funds”).  The Reporting Persons may be deemed to beneficially own such shares in light of the Reporting Persons’ voting and investment powers with respect thereto.  Each of the Reporting Persons disclaims beneficial ownership of such shares except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is 140 East 45 Street, Floor 24, New York, NY 10017.

(c) The principal business of each of Greenlight Inc., DME CM and DME Advisors is to provide investment management services to private individuals and institutions.  The principal business of Advisors GP is to serve as the general partner of DME CM and DME Advisors.  The principal occupation of Mr. Einhorn is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Of the shares of Common Stock reported herein, 6,154,400 shares were acquired by the Funds in connection with the Issuer’s spin-off from Oil States International, Inc.  The Reporting Persons acquired the remaining shares through the transactions reported in Item 5 below using working capital of the Funds.

Item 4.	Purpose of Transaction

The Reporting Persons caused the Funds to acquire the shares reported herein for portfolio investment purposes. On September 29, 2014, the Issuer announced that following an assessment by its board of directors of structural alternatives for the Issuer, the board concluded that the Issuer would continue as a corporation (C-corp) and redomicile to Canada.  The Issuer stated that the board considered, among other alternatives, a potential conversion to a real estate investment trust (REIT).

Since the announcement, the Reporting Persons have had conversations with the board and management of the Issuer, and expect to continue having such conversations.  During these constructive conversations with the board, the Reporting Persons made the following suggestions as to what the Issuer should do:
  the Issuer should take on leverage to make its capital structure more appropriate for a real estate company;
  the Issuer should implement an aggressive program of returning capital to shareholders through a well-communicated dividend policy; and
  the Issuer should replace the CEO, Bradley Dodson, who the Reporting Persons believe has lost the support and confidence of the Issuer’s shareholders.
The Reporting Persons expect to continue to discuss the Issuer’s structural alternatives and other matters related to the Issuer with directors and officers of the Issuer, other shareholders and third parties.  These may include discussions regarding the Reporting Persons’ views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including, without limitation, engaging in proxy contests.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed with the Securities and Exchange Commission on August 13, 2014, that there were 106,695,984 outstanding shares of Common Stock of the Issuer as of August 8, 2014.

(c)  The following table lists the transactions in the Common Stock that were effected by the Funds, in the aggregate, during the sixty day period prior to the filing of this Schedule 13D.  Each transaction listed below reflects the aggregate number of shares purchased or sold through a particular broker on the applicable date, and the corresponding price reflects the average price per share in connection with such transaction.

Transaction	Date	No. Shares	Price
Open market sale	08/13/2014	113,798	$25.8658
Open market sale	08/21/2014	9,776	$25.5466
Open market sale	08/22/2014	600	$25.5233
Open market sale	08/28/2014	25,000	$25.4000
Open market sale	08/28/2014	14,991	$25.4236
Open market sale	08/29/2014	37,575	$25.4099
Open market sale	09/02/2014	94,860	$25.5075
Open market sale	09/03/2014	20,000	$25.5700
Open market sale	09/03/2014	30,638	$25.8308
Open market sale	09/05/2014	4,800	$24.8021
Open market sale	09/05/2014	95,200	$24.9449
Open market sale	09/08/2014	102,100	$25.1648
Open market sale	09/08/2014	10,700	$25.3723
Open market sale	09/09/2014	74,839	$24.9737
Open market sale	09/09/2014	16,200	$25.1319
Open market sale	09/10/2014	3,323	$24.8903
Open market sale	09/11/2014	100,000	$25.1288
Open market sale	09/12/2014	10,000	$24.9000
Open market sale	09/12/2014	71,999	$24.9338
Open market sale	09/12/2014	18,001	$24.9873
Open market sale	09/15/2014	20,004	$24.9383
Open market sale	09/16/2014	36,578	$24.9756
Open market sale	09/17/2014	209,400	$25.0376
Open market sale	09/17/2014	18,900	$25.0722
Open market sale	09/18/2014	100,000	$25.3785
Open market sale	09/19/2014	70,859	$25.6553
Open market sale	09/19/2014	50,800	$25.8657
Open market sale	09/19/2014	11,193	$25.9739
Open market sale	09/22/2014	11,800	$24.9014
Open market sale	09/22/2014	21,072	$24.9090
Open market sale	09/23/2014	7,300	$24.9325
Open market sale	09/24/2014	20,000	$24.9243
Open market sale	09/24/2014	60,000	$25.0672
Open market sale	09/24/2014	40,000	$25.0993
Open market sale	09/25/2014	10,700	$24.9000
Open market sale	09/25/2014	25,000	$24.9200
Open market sale	09/25/2014	26,394	$24.9929
Open market sale	09/26/2014	60,000	$25.1148
Open market purchase	09/30/2014	862,097	$12.3787
Open market purchase	09/30/2014	50,000	$12.5000
Open market purchase	09/30/2014	92,303	$12.6066
Open market purchase	09/30/2014	650,000	$12.6592
Open market purchase	10/01/2014	284,500	$11.8850
Open market purchase	10/01/2014	120,000	$12.0250
Open market purchase	10/01/2014	374,952	$12.1605
Open market purchase	10/01/2014	120,000	$12.3667
Open market purchase	10/01/2014	125,048	$12.4049
Open market purchase	10/02/2014	112,778	$12.3995
Open market purchase	10/02/2014	130,000	$12.4500
Open market purchase	10/03/2014	52,720	$12.6619
Open market purchase	10/03/2014	20,900	$12.7207
Open market purchase	10/03/2014	48,300	$12.7500
Open market purchase	10/03/2014	196,900	$12.8350
Open market purchase	10/03/2014	37,360	$12.9934
Open market purchase	10/06/2014	122,000	$12.7500
Open market purchase	10/06/2014	106,716	$12.9030
Open market purchase	10/07/2014	282,300	$12.9896
Open market purchase	10/07/2014	80,000	$12.8125
Open market purchase	10/07/2014	738,000	$12.7971
Open market purchase	10/07/2014	50,000	$12.6100
Open market purchase	10/07/2014	269,427	$12.8427
Open market purchase	10/07/2014	200	$12.6550
Open market purchase	10/08/2014	364,050	$12.5659
Open market purchase	10/08/2014	568,000	$12.6500
Open market purchase	10/08/2014	100	$12.4750
Open market purchase	10/09/2014	200,000	$12.3796
Open market purchase	10/09/2014	100,278	$12.3533

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds have entered into cash settled swaps (the “Swaps”) with respect to an aggregate of 4,404,002 shares of Common Stock.  The Swaps provide the Funds with economic results that are comparable to the economic results of ownership but do not provide them (or Reporting Persons acting on their behalf) with the power to vote or direct the voting or dispose of or direct the disposition of any shares of Common Stock.  The counterparties to the Swaps are unaffiliated third party financial institutions.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              October 9, 2014

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.